As filed with the Securities and Exchange Commission on May 22, 2014

Securities Act File No. 333-190432
Investment Company Act File No. 811-22875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. __	[ ]
Post-Effective Amendment No. 1	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 5	[X]

THE PENNANT 504 FUND
(Exact Name of Registrant as Specified in Charter)

11270 West Park Place, Suite 1025
Milwaukee, Wisconsin 53224
(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code:  (414) 359-1044

Mark A. Elste
The Pennant 504 Fund
11270 West Park Place, Suite 1025
Milwaukee, Wisconsin 53224
(Name and Address of Agent for Service)

Copies of all communications to:

Christopher M. Cahlamer
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin  53202

Approximate Date of Proposed Public Offering:  As soon as practicable after this Registration Statement is declared effective.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box….[X]

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to Section 8(c)

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

[X]	immediately upon filing pursuant to paragraph (b)
[ ]	on (date) pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)
[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is ____________.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares of Beneficial Interest	50 Million Shares	$ 10.00	$ 500 Million	$68,200

Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(o) of the Securities Act of 1933.

Previously paid with respect to initial filing.

Explanatory Note:  The sole purpose of this Post-Effective Amendment No. 1 is to file exhibits.

THE PENNANT 504 FUND

PART C

OTHER INFORMATION

Item 25.  Financial Statements and Exhibits

(1)	Financial Statements – included in Part B of the registration statement.

(2)	Exhibits

(a)(i)	Certificate of Trust dated July 29, 2013(1)

(a)(ii)	Agreement and Declaration of Trust dated July 24, 2013(1)

(b)	Bylaws dated July 24, 2013, as amended August 13, 2013(3)

(c)	Voting Trust Agreement – not applicable.

(d)	Instruments Defining Rights of Shareholders – none other than the Declaration of Trust and By-laws.

(e)	Distribution Reinvestment Plan(3)

(f)	Not applicable.

(g)	Investment Advisory Agreement(3)

(h)(i)	Distribution Agreement – filed herewith

(h)(ii)	Distribution Services Agreement – filed herewith

(h)(iii)	Form of Wholesaling Agreement – filed herewith

(i)	Bonus or Profit Sharing – not applicable.

(j)	Custody Agreement (3)

(k)	Other Material Contracts:

(i)	Administration, Fund Accounting and Transfer Agent Agreement (3)

(ii)	Escrow Agreement(3)

(iii)	Operating Expenses Limitation Agreement (4)

(iv)	Power of Attorney(2)

(l)	Opinion and Consent of Godfrey & Kahn, S.C.(4)

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm(4)

(o)	Omitted Financial Statements – not applicable.

(p)	Initial Subscription Agreement (3)

(q)	Not applicable

(r)	Code of Ethics:

(i)	Registrant Code of Ethics(2)

(ii)	Adviser Code of Ethics(2)

(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-190432) as filed with the Commission on August 7, 2013.

(2)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (1933 Act File No. 333-190432) as filed with the Commission on October 4, 2013.

(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (1933 Act File No. 333-190432) as filed with the Commission on November 21, 2013.

(4)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (1933 Act File No. 333-190432) as filed with the Commission on November 26, 2013.

Item 26.  Marketing Arrangements.

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated by reference.

Item 27.  Other Expenses of Issuance and Distribution.

SEC registration fee	$68,200
FINRA filing fee	$0
Printing and mailing expenses	$5,000
Blue sky filing fees and expenses	$23,500
Legal fees and expenses	$392,500
Accounting fees and expenses	$2,500
Transfer agent fees	$0
Advertising and sales literature	$0
Miscellaneous	$5,000
Total	$496,700

Item 28.  Persons Controlled by or Under Common Control.

The information in the Statement of Additional Information “Control Persons and Principal Shareholders” and “Trustees and Officers of the Fund” is incorporated by reference.

Item 29.  Numbers of Holders of Securities.

The following table sets forth the number of record holders of the Registrant’s common stock as of May 1, 2014:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	5

Item 30.  Indemnification.

Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust and Article VI of the Registrant’s Bylaws.  Article VII, Section 2 of the Agreement and Declaration of Trust provides that the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Registrant, nor for the act or omission of any other Trustee, and, subject to the provisions of the Registrant’s Bylaws, the Registrant out of its assets may indemnify and hold harmless each and every Trustee and officer of the Registrant from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such Trustee’s or officer’s performance of his or her duties as a Trustee or officer of the Registrant; provided that nothing therein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Article VI, Section 2 of the Bylaws provides generally that the Registrant shall indemnify any Trustee or officer of the Registrant who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Registrant) by reason of the fact that such person is or was a Trustee or officer of the Registrant, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that such person acted in good faith and reasonably believed: (a) in the case of conduct in his official capacity as an agent of the Registrant, that his conduct was in the Registrant’s best interests; (b) in all other cases, that his conduct was at least not opposed to the Registrant’s best interests; and (c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking:  “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 31.  Business and Other Connections of Investment Adviser.

Pennant Management, Inc. (“Pennant”) serves as the investment adviser to The Pennant 504 Fund.  Pennant’s principal office is located at 11270 West Park Place, Suite 1025, Milwaukee, Wisconsin 53224.  Pennant is an SEC-registered investment adviser under the Investment Advisers Act of 1940, as amended.  Additional information about Pennant and its directors and executive officers is incorporated by reference to the Statement of Additional Information incorporated herein and Part 1A of Pennant’s Uniform Application for Investment Adviser Registration on Form ADV, as filed with the SEC.  The directors, officers and partners of Pennant have not been engaged with any other business, profession, vocation or employment of a substantial nature within the last two fiscal years for their own account or in the capacity of director, officer, employee, partner, or trustee, except as described herein.

Name and Position with Adviser	Name of Other Company	Position with Other Company
Mark A. Elste Chief Executive Officer and Director	U.S. Fiduciary Services, Inc. GreatBanc Trust Company Salem Trust Company USF Affiliate Services, Inc. Waretech, Inc. CIB Marine Bancshares, Inc. CIBM Bank 504 Fund Advisors, LLC	Senior Vice President, Chief Operating Officer and Director Director Director Director Director Director Director Chief Executive Officer and Managing Member
Scott M. Conger Senior Vice President and Chief Compliance Officer	504 Fund Advisors, LLC	Chief Compliance Officer
Michael Welgat Director	U.S. Fiduciary Services, Inc. GreatBanc Trust Company Salem Trust Company USF Affiliate Services, Inc. Waretech, Inc.	Chief Executive Officer, President and Director Director Director Director Director
Todd C. Johnson Chairman of the Board	U.S. Fiduciary Services, Inc.	Vice Chairman of the Board
Scott R. Harding President, Chief Operating Officer, Treasurer and Director	N/A	N/A

Item 32.  Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), are maintained at the following locations:

Records Relating to:	Are Located At:

Registrant’s Investment Adviser	Pennant Management, Inc. 11270 West Park Place Milwaukee, WI 53224

Registrant’s Fund Administrator, Fund Accountant and Transfer Agent	UMB Fund Services, Inc. 803 West Michigan Street Milwaukee, WI 53233

Registrant’s Custodian and Escrow Agent	UMB Bank, n.a. 928 Grand Boulevard Kansas City, MO 64106

Registrant’s Distributor	Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101

Registrant’s Loan Servicing Agent	Cortland Capital Market Services 225 West Washington Street 21st Floor Chicago, IL 60606

Item 33.  Management Services.

Not applicable.

Item 34.  Undertakings.

(1)	The Registrant hereby undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if:

(a)	subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement, or

(b)	the net asset value increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2)	Not applicable.

(3)	Not applicable.

(4)	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)
that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C under the Securities Act of 1933; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)
that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)
the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iii)	any other communication that is an offer in the offering made by the Registrant to the purchaser.

(5)	Not applicable.

(6)
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 1 to its Registration Statement under Rule 486(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and the State of Wisconsin on the 22nd day of May, 2014.

THE PENNANT 504 FUND
(Registrant)

By:	/s/ Mark A. Elste
Mark A. Elste
President, Principal Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 has been signed below on May 22, 2014 by the following persons in the capacities indicated.

Signature		Title

/s/ Mark A. Elste		President, Principal Executive Officer and Trustee
Mark A. Elste

*		Trustee
Cornelius J. Lavelle

*		Trustee
J. Clay Singleton

*		Trustee
George Stelljes III

/s/ Walter J. Yurkanin		Treasurer, Principal Financial Officer and Principal Accounting Officer
Walter J. Yurkanin

* By:	/s/ Mark A. Elste
Mark A. Elste Attorney in fact pursuant to Power of Attorney filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2.

EXHIBIT INDEX

Exhibit Number	Description
(2)(h)(i)	Distribution Agreement
(2)(h)(ii)	Distribution Services Agreement
(2)(h)(iii)	Form of Wholesaling Agreement